

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

Via Email

Richard Stalzer
Chief Executive Officer
Voltari Corporation
601 West 26th Street, Suite 415
New York, NY 10001

> Re: **Voltari Corporation**
>   **Registration Statement on Form S-4**
>   **Filed February 11, 2013**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed February 14, 2013**
>   **File No. 333-186564**

Dear Mr. Stalzer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please update the financial statements and related disclosure. See Rule 3-12 of Regulation S-X.

2. Motricity submitted an application under Exchange Act Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to an amended current report on Form 8-K filed on November 6, 2012. Please note that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of this registration statement.

Outside Front Cover Page of Prospectus

3.   When discussing Proposal 1 and the Reorganization, please clarify that the shares of Voltari will contain certain transfer restrictions and concisely explain the limitations.

4.   Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

Question and Answers Regarding the Special Meeting and Proposals, page 1

5.   Please clarify in the Introduction and Reorganization portions of this section that the shares of Voltari will contain certain transfer restrictions. Concisely explain the limitations and/or include a cross-reference to the more detailed discussion elsewhere. Similarly revise the "Effect of the Reorganization on Stockholders" on page 46.

The Reorganization, page 2

6.   Please quantify the cost of repaying your term loan and redeeming your Series J preferred stock. Similarly revise the second risk factor on page 19 and the Conditions to the Reorganization section on page 47.

Voting, page 8

7.   Here, and in the more detailed discussions of Proposals 1 and 4 beginning on pages 41 and 67, please disclose that entities associated with Carl Icahn control approximately 55.9% of the votes for Proposals 1 and 4 and explain the consequences to security holders. Similarly revise the outside front cover page and the related risk factor on page 35.

8.   Please provide us with a description of any discussions regarding the Reorganization that you had with entities associated with Carl Icahn.

Cautionary Statement Regarding Forward Looking Statements, page 40

9.   You state that the proxy statement/prospectus includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and the statements in your filing are made in connection with your initial public offering, this assertion appears inappropriate. See paragraphs (a)(1) and (b)(2)(D) of Section 27A of the Securities Act. Please revise.

Proposal 1 — Reorganization

Material Federal Income Tax Consequences, page 49

10.   Please disclose that this section and the "Material U.S. Federal Income Tax
        Consequences of the Reverse Stock Split" sections include the tax opinions of SNR
        Denton US LLP and/or Ernst & Young LLP. Also update the Legal Matters and/or
        Experts sections to reference the tax opinions from SNR Denton and Ernst & Young. For
        guidance, refer to Section III of the Division of Corporation Finance's Staff Legal
        Bulletin No. 19.

Transfer of Securities Under Rule 144 and Section 13(d) of the Exchange Act, page 52

11.   Please provide us with an analysis supporting your conclusions in this section.
        Specifically address Exchange Act Rule 12g-3 and whether you will succeed to
        Motricity's reporting obligations.

Transfer Restrictions, page 53

12.   Please include a discussion of the binding nature of the transfer restrictions under
        Delaware law and attribute it to Richards, Layton & Finger, P.A. Update the Legal
        Matters section on page 158 to reference the transfer restriction opinion from Richards,
        Layton & Finger.

Executive Compensation

Limitation of Liability and Indemnification Matters, page 146

13.   We note that Messrs. Nelson, Gary, and Icahn have all worked for entities associated
        with Carl Icahn. Please briefly describe any arrangement or understanding between these
        directors and any other person, pursuant to which they were selected as directors. See
        Item 401(a) of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

14.   You do not appear to have listed all exhibits required by Item 601 of Regulation S-K.
        For example, but without limitation, you have not included the warrant agreement,
        material Motricity contracts, and employment agreements. Please revise.

Undertakings, page II-2

15.   The first sentence of this section appears to include an incomplete undertaking. Please
        revise. See Item 512(h) of Regulation S-K.

Exhibit 5.1

16.   Counsel does not opine as to whether the warrants are binding obligations under the law of the jurisdiction governing the warrants. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19. Please revise.

Exhibit 99.1

17.   The last paragraph of this opinion states that "the foregoing opinion is rendered solely for your benefit" and may not "be relied upon by . . . any other person or entity." Please delete the quoted language; security holders are entitled to rely on the opinion.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 8.1

18.   The second paragraph of this opinion states that counsel assumes that "the legal conclusion of Ernst & Young LLP in its opinion, dated February 7, 2013, relating to the Company Preferred Stock not constituting 'stock' within the meaning of Section 382(k)(6)(A), Treasury Regulation Section 1.382-2(a)(3) and temporary Treasury Regulation Section 1.382-2T(f)(18), is and will continue to be up to and including the effective date of the Reverse Stock Split, true, correct and complete in all respects." Please file Ernst & Young's opinion and a consent from Ernst & Young as exhibits. For guidance by analogy, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

19.   Counsel states that the registration statement "accurately describe[s] the material U.S. federal income tax consequences" of the Reorganization and other transactions contemplated in connection therewith. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the registration statement. Counsel should state that the disclosure in the tax sections of the registration statement is its opinion. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

20.   Counsel has not consented to the discussion of its tax opinion in the registration statement. Please revise. For guidance, refer to Section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
Samuel P. Williams, Esq.
Brown Rudnick LLP